Exhibit 3.0

NOTICE TO U.S. INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

English Translation of Italian Original

TELECOM ITALIA MEDIA S.p.A.
Telecom Italia Group – Telecom Italia S.p.A. Direction and coordination

Registered Offices in Rome, Via della Pineta Sacchetti 229

PEC (Certified electronic mail) address: telecomitalia@pec.telecomitalia.it

Share capital 15,902,323.62 euros fully paid up
Tax Code and Rome Business Register Number 12213600153 - VAT Registration Number 13289460159

NOTICE TO SHAREHOLDERS

TERMS AND CONDITIONS FOR EXERCISING THE RIGHT OF WITHDRAWAL FOLLOWING REGISTRATION OF THE RESOLUTION FOR THE MERGER BY INCORPORATION

OF TELECOM ITALIA MEDIA S.p.A. INTO TELECOM ITALIA S.p.A.

It should be noted that on May 27, 2015, the entry was filed with the Rome Business Register of the resolution whereby the ordinary shareholders' meeting of Telecom Italia Media S.p.A. held on 30 April 2015 (the "Shareholders' Meeting") approved the plan for merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. (the "Merger").

Any ordinary shareholders who did not vote in favour of the Merger and the savings shareholders are entitled to exercise the right of withdrawal in accordance with the law (the "Withdrawal").

The exit price for duly withdrawn shares will be 1.055 euros for each ordinary share and 0.6032 euros for each savings share.

Withdrawal may be exercised by entitled shareholders, for all or part of their shares, by means of a registered letter (the "Declaration") sent to the Company, at the address Telecom Italia Media S.p.A. c/o Telecom Italia S.p.A. Casella Postale 435 10121 TORINO ITALY, by June 11, 2015. The Declaration may also be sent, by June 11, 2015, via courier to the following address: Telecom Italia Media S.p.A. c/o Telecom Italia S.p.A. Via Ardigò 13/A 10121 TORINO ITALY.

The Declaration must be sent in a closed envelope marked externally as follows: “Esercizio diritto di recesso” (Exercise of the right of withdrawal) and must specify: (i) the general details of the withdrawing party, including tax code (if assigned), domicile for all communications relating to the procedure, a telephone number and, where possible, an e-mail address; (ii) the number and category of shares for which Withdrawal is exercised; (iii) the indication of the intermediary with whom the shares subject to Withdrawal are deposited; and (iv) a declaration by the withdrawing shareholder that said shares are free from pledges or other restrictions in the favour of third parties. If the shares are encumbered by restrictions in favour of third parties, the withdrawing party must also attach to the Declaration, a declaration by the subject in whose favour the restriction is established, giving irrevocable, unconditional consent to their release and to the exit price. It is possible to complete the Declaration online at the following address www.telecomitaliamedia.it/assemblea2015/fusione which withdrawing parties are asked to make reference to, (or alternatively download a form to be completed by hand).

The withdrawing shareholder must request, on pain of inadmissibility of the exercise of the right of Withdrawal, that the intermediary with whom the shares subject to Withdrawal are deposited send the Company a specific communication (the "Communication") certifying the uninterrupted ownership of the shares for which Withdrawal is exercised, by the withdrawing shareholder, from before the Shareholders' Meeting works began and until the date on which the Communication is given (inclusive).

Withdrawing shareholders shall: (i) ensure that the information given in the Declaration of Withdrawal is correct; and (ii) send said Declaration to Telecom Italia Media S.p.A. by June 11, 2015 with the Company refusing all liability in this respect. Declarations sent after June 11, 2015 and/or without the necessary information and/or for which the Communication is not received in time, will not be considered.

It is recalled that:

•	in accordance with the law, the intermediary issuing the Communication shall make the shares for which the right of Withdrawal is exercised unavailable until transfer of said shares and payment of the related exit price. Therefore, said shares shall not be available to the withdrawing shareholder and will be blocked, regardless of any change to their market price and/or the financial position and/or prospects connected to the operations and profits of the Company;
•	the effectiveness of the exercise of the right of Withdrawal is subject to the effectiveness of the Merger, which - in accordance with the plan approved by the shareholders' meetings of Telecom Italia Media S.p.A. and Telecom Italia S.p.A. - shall have effect as from the last date of registration of the Merger deed (or from any later date as may be specified in the deed).The drawing up of said deed shall take place no earlier than 60 days from registration of the Merger resolution of Telecom Italia S.p.A. with the Milan Business Register (to date not yet made).

In due time Telecom Italia Media S.p.A. shall offer shareholders the duly withdrawn shares, proportionally to the number of shares held by each, for at least 30 days, in accordance with the law, notifying the terms and conditions for adhering to the offer and all appropriate information on the exit procedure in a specific notice, which will be published in the same way as this notice. Shareholders exercising their option rights, as long as they make a simultaneous request in this respect, shall also have a pre-emption right over the purchase of Telecom Italia Media S.p.A. shares as may be un-opted upon completion of the offer in option. The exit procedure shall also be subject to the effectiveness of the Merger and, therefore, the transfer to the related buyers of shares for which any right of Withdrawal has been exercised, as well as payment to withdrawing shareholders of the shares' exit price, through the respective depositary intermediaries, shall only take place once the Merger has been completed.

It is specified that Telecom Italia S.p.A. has declared that it will directly or indirectly exercise its option right (and the related pre-emption right, as per the law) over the entire share of ordinary and savings shares of Telecom Italia Media as may be subject to withdrawal.

The following contact details may be used for information or requests for documentation:

•	internet address www.telecomitaliamedia.it/assemblea2015/fusione
•	toll-free number 800020220 (for calls from inside Italy)
•	telephone number +39 011 2293603 (for calls from outside Italy)
•	e-mail address assemblea.azionisti@telecomitaliamedia.it

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